Mail Stop 6010

August 3, 2006

Mr. Perry J. Grace
Chief Financial Officer
ZiLOG, Inc.
532 Race Street
San Jose, CA   95126

      Re: **ZiLOG, Inc.**
              Form 10-K for the fiscal year ended March 31, 2006
              Filed June 26, 2006
              File No. 1-13748

Dear Mr. Grace:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2006

Period Comparisons – Change in fiscal years, page 4

1.   We note your statements that for financial reporting purposes and convenience of reference, interim fiscal periods are labeled as ending on calendar month-end. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods end. Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Management's Discussion and Analysis of Financial Conditions, page 38

Critical Accounting Policies and Estimates - Assets Impairments, page 43

2.   We note that you did not include a current period operating or cash flow loss combined with a history of operating or cash flow losses, one of the examples presented in paragraph 8 of SFAS 144, on the list of factors you consider important to trigger an impairment review. As we note that the company has had losses in fiscal periods ended in 2006, 2005, 2004 and 2003, please address the following:

- Explain how you applied the guidance in SFAS 144 in each of these periods.
- Tell us when you last evaluated your long-lived assets for impairment, the basis for your conclusion at that time, and the amounts of any charges recorded.
- Explain why you do not consider a current period operating or cash flow loss combined with a history of operating or cash flow losses an important factor when considering the need for an impairment analysis or revise the discussion on page 43 in future filings to include that factor.

Fiscal 2006 Activities, page 49

3.   We note your disclosure that the estimates used to determine the fair value of assets held for sale are based on the results of a third-party appraisal. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include its consent in that filing pursuant to Securities Act Rule 436. Otherwise, revise the Form 10-K, as appropriate.

Non-GAAP EBITDA Measure, page 60

4.   In future filings, please revise you discussions of EBITDA to provide all the disclosures required by Item 10(e) of Regulation S-K. Your current presentation lacks the substantive disclosure that is addressed in Question 8 and 13 of the Frequently Asked

Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure in future filings to explain in greater detail:

- the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
- the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use the measure; and
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

5.   We note that you present a measure of "net sales excluding foundry services" on page 52. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(e) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to instead disclose the amount of foundry sales included in the GAAP results.

6.   We note on page 38 your reference to certain non-GAAP measures as pro forma financial results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation in all future filings to omit the term "pro forma" when referring to your non-GAAP information.

Audited Financial Statements

Note 13. Geographic and Segment Information, page 100

7.   We note your statement that you operate one reportable segment. However, we note that elsewhere in the document you refer to certain lines of business and that you present net sales by regions, channels and business lines on page 45.

- Describe to us the level of discrete financial information provided to your CODM at each of these levels.
- Please document for us how, in reaching your conclusion, you evaluated whether each of these regions, channels and business lines represented operations segments pursuant to paragraph 10 of SFAS 131, and if so, how they met the aggregation criteria outlined in paragraph 17 of SFAS 131.

Form 8-K dated May18, 2006

8.   We note that you present your non-GAAP measures and reconciliation in the form of non-GAAP statements of operations. This format may be confusing to investors as it also presents several non-GAAP measures, including non-GAAP net sales, non-GAAP operating expenses, non-GAAP other income, and non-GAAP provision for income taxes, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure <u>for each non-GAAP measure presented</u> and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the pro forma statements of income and pro forma balance sheets from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, such non-GAAP gross margins and non-GAAP operating loss, with the appropriate reconciliations.
- Please note that in the event that your Form 8-K is incorporated by reference into a '33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

9.   Further, we note that you present several additional measures within the table entitled Non-GAAP Selected Quarterly and Year-end Financial Data which are not labeled as non-GAAP, and for which you have not provided a reconciliation to the directly comparable GAAP measures. Please refer to the requirements of Item 10(e)(ii)(E) of Regulation S-K and revise all future filings to use titles and descriptions for your non-GAAP measures that are not the same as, or confusingly similar to, those of your GAAP measures. In addition, revise all future filings to provide the reconciliations required by Item 10(e)(i)(B) of Regulation S-K.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant